UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

TERADATA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-33458	75-3236470
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

10000 Innovation Drive

Dayton, Ohio 45342

(Address of principal executive offices) (Zip Code)

Robert E. Fair, Jr. (866) 548-8348

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Teradata Corporation Conflict Minerals Report for the year ended December 31, 2015 is provided as Exhibit 1.01 to this Form SD and is publicly available at www.teradata.com/corporate-social-responsibility and then selecting “Teradata Conflict Minerals Report for 2015.”

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TERADATA CORPORATION

By:	/s/ Robert E. Fair, Jr.	Date: May 31, 2016
Robert E. Fair, Jr.
Chief Operating Officer

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